Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sano Chemicals, Inc.
905 Innovation Drive
Bryan, TX 77808
https://sanochemicals.com

Up to $4,999,998.30 in Common Stock at $5.43
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sano Chemicals, Inc.
Address: 905 Innovation Drive, Bryan, TX 77808
State of Incorporation: TX
Date Incorporated: March 01, 2012

Terms:

Equity

Offering Minimum: $20,000.00 | 3,683 shares of Common Stock
Offering Maximum: $4,999,998.30 | 920,810 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.43
Minimum Investment Amount (per investor): $494.13

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Loyalty Bonus | 30% Bonus Shares</u>

For our long-term allies in innovation, receive bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 12% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 12% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $494+ | 5% bonus shares

Tier 2 Perk: Invest $1,000+ | 10% bonus shares

Tier 3 Perk: Invest $5,000+ | 12% bonus shares

Tier 4 Perk: Invest $10,000+ | 15% bonus shares

Tier 5 Perk: Invest $25,000+ and receive an invitation to a virtual roundtable discussion with our lead researchers to discuss the future of biotechnology and healthcare solutions.

Tier 6 Perk: Invest $50,000+ | 20% bonus shares

All the perks provided align with the nature of your business and are designed to incentivize both small and large investments, fostering growth and innovation within your organization and your field.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Sano Chemicals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.43/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $543. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Sano Chemicals Inc. ("Sano" or the "Company") is a clinical-stage biotechnology company developing novel anti-infective therapeutics, focusing on new chemical entities (NCEs) that have never been FDA-approved. The Company aims to revolutionize treatment for bacterial and fungal infections, particularly conditions impacting women. Its lead product, Occidiofungin (OCF), targets recurrent vulvovaginal candidiasis (RVVC), offering a rapid and effective solution compared to current therapies that are often inadequate and come with severe side effects. OCF's unique mechanism allows for a short, three-to-five-day treatment with no significant systemic absorption, ensuring patient safety.

Having completed a successful Phase 1 safety trial, Sano Chemicals has secured over $4.1 million from the NIH with an additional $999,000 expected in 2025 and received Qualified Infectious Disease Product and Fast Track designations from the FDA. We believe these achievements underscore the potential of OCF to transform women's healthcare and position Sano Chemicals as a key player in the fight against fungal infections.

Sano Chemicals was incorporated on 3/01/2012 in the state of Texas.

The Company's Intellectual Property

Sano Chemicals, Inc. was granted exclusive rights under U.S. patents related to antifungal and antibacterial compounds from both the University of Utah Research Foundation and The Texas A&M University System. Under its Exclusive License Agreement with the University of Utah Research Foundation, Sano Chemicals pays a $25,000 non-refundable license fee, a 1% running royalty on net sales, and milestone payments of $20,000 upon FDA IND approval and $500,000 upon successful completion of Phase II clinical trials, along with covering all patent prosecution and maintenance costs. The agreement also includes a $5,000 per six-month extension fee for diligence milestones. Under its Option Agreement with Texas A&M University System, dated June 9, 2024, Sano Chemicals pays a $20,000 option fee in two installments and must reimburse the costs of patent expenses.

Competitors and Industry

Sano Chemicals targets women with recurrent vulvovaginal candidiasis (RVVC), a market of over nine million in the U.S. and 130 million globally, where existing treatments are often ineffective, costly, and associated with severe side effects. This unmet need drives demand for curative solutions. Additionally, systemic fungal infections, with mortality rates of 30-50% and U.S. treatment costs exceeding $2.6 billion in 1998, present another critical market for innovative antifungal therapies.

Sano's key competitors include Mycovia Pharmaceuticals (Vivjoa™), Cidara Therapeutics, Scynexis, Pfizer's Amplyx, and F2G, each targeting fungal infections with varying limitations, such as resistance, incomplete spectrums, and complex regimens.

Sano's Occidiofungin distinguishes itself with a novel, rapid fungicidal mechanism effective against azole-sensitive and resistant strains, addressing gaps in current therapies and establishing a competitive edge in the antifungal market.

Source:

https://today.wayne.edu/medicine/news/2018/07/03/new-study-shows-138-million-women-suffer-from-recurrent-candida-or-yeast-vaginitis-numbers-expected-to-increase-30164

Current Stage and Roadmap

Sano Chemicals is currently pre-revenue. It is advancing its lead product, Occidiofungin (OCF), through clinical trials, having completed a Phase 1 safety trial with no significant adverse effects reported. Regulatory support, including QIDP and Fast Track designations from the FDA, underscores its potential for treating recurrent vulvovaginal candidiasis (RVVC). Backed by $5 million in funding from the NIH and private investors, Sano is preparing for Phase 2 trials to demonstrate OCF's efficacy and optimize its treatment regimen, targeting completion by September 2025.

Future plans include establishing partnerships or licensing agreements by late 2025, advancing to Phase 3 trials for regulatory approval by 2027, and expanding its pipeline to address other fungal infections. This includes developing a dermal antifungal product, with toxicity studies starting in 2025, and exploring systemic applications of Occidiofungin to meet broader antifungal needs. The successful completion of these steps we believe can position Sano to bring innovative, impactful treatments to market.

The Team

Officers and Directors

Name: Stephen Pruett

Stephen Pruett's current primary role is with External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University. Stephen Pruett currently services 40 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Founder, and Principal Toxicologist Scientist, PhD
  Dates of Service: January, 2018 - Present
  Responsibilities: Dr. Pruett serves as a board member assisting with product and business development activities. He brings extensive experience in toxicological and efficacy studies for the development of new therapeutics. He helps with intellectual property negotiations with university partners. Dr. Pruett is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Pruett is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more. He works approximately 10 hours per week for Sano Chemicals.

Other business experience in the past three years:

- Employer: Mississippi State University College of Veterinary Medicine
  Title: Professor
  Dates of Service: June, 2007 - July, 2024
  Responsibilities: From 2007-2019, I was Department Head of the Department of Basic Sciences, MSU CVM, from 2019-2021, I was Interim Associate Dean for Research at MSU CVM. I established and Directed the MSU COVID-19 testing

lab from 2020-2022. I retired as Professor Emeritus in 2024.

Other business experience in the past three years:

- Employer: External Advisory Committee Member for Center of Biomedical Research Excellence at West Virginia University
  Title: External Advisory Committee Member
  Dates of Service: March, 2018 - Present
  Responsibilities: Met with the Center of Biomedical Research Excellence in Tumor microenvironment at WVU twice per year, evaluate accomplishments, and make recommendations for improvement twice per year. He spends approximately 40 hours per week working for this employer.

Name: Janice Miles

Janice Miles's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Dr. Janice L. Miles DO (Director and Co-CEO)
  Dates of Service: August, 2015 - Present
  Responsibilities: Dr. Miles leads women's health initiatives at Sano Chemicals Inc, where she leads business and product development of female health products. She is involved in executive decisions pertaining to licensing deals and resource allocation towards development projects. Dr. Miles is compensated through a participation engagement agreement at a rate of $600/hour that is paid through convertible notes in increments of $25,000 or more. She works approximately 15 hours per week for Sano Chemicals.

Other business experience in the past three years:

- Employer: Pulmonary and Sleep Medicine Sleep Lab
  Title: Owner, Physician, Sleep Center Director
  Dates of Service: October, 1999 - Present
  Responsibilities: Provides direct patient care as an independent private practice physician providing pulmonary and sleep medicine services. She works 30-50 hours per week for this company.

Name: Timothy Hiebert

Timothy Hiebert's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: MD, DVM Director
  Dates of Service: August, 2015 - Present
  Responsibilities: Dr. Hiebert has over 30 years of clinical experience with a deep understanding of infectious diseases. He is an active member of the board of directors and provides his support toward product and business development. Dr. Hiebert is compensated through a participation engagement agreement at a rate of $600/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

- Employer: Self Employed- Private Practice Physician
  Title: Private Practice Physician
  Dates of Service: June, 1997 - June, 2023
  Responsibilities: Nocturnist physician

Name: Shien Lu

Shien Lu's current primary role is with Mississippi State University. Shien Lu currently services Shien works about 5 hours a week at Sano Chemical, Inc. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Founder
  Dates of Service: January, 2013 - Present

Responsibilities: Dr. Lu serves as a board member assisting with product and business development activities. Dr. Lu brings extensive experience in research and development of antimicrobial products produced by bacteria. He is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Lu is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more.

Other business experience in the past three years:

- Employer: Mississippi State University
  Title: Professor
  Dates of Service: June, 2004 - Present
  Responsibilities: A split appointment of teaching (75%) and research (25%) at Mississippi State university.

Name: James Smith

James Smith's current primary role is with Texas A&M. James Smith currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Chairman of the Board of Directors, Founder, and Co-CEO, PhD, MBA
  Dates of Service: May, 2012 - Present
  Responsibilities: Dr. Smith has over 20 years of scientific, operational, strategic and management experience in the biotech industry. He provides critical insight in the management and execution of all product and business development efforts. Dr. Smith leads the overall strategy for Sano as well as runs the research and development team at the Sano Chemicals research facilities in Bryan, TX. Dr. Smith is compensated through a participation engagement agreement at a rate of $300/hour that is paid through convertible notes in increments of $25,000 or more, working approximately 20 hours per week in these roles.

Other business experience in the past three years:

- Employer: Texas A&M
  Title: Professor
  Dates of Service: August, 2009 - Present
  Responsibilities: James teaches microbiology, conducts research in the field, and mentors graduate students, fostering the next generation of scientific talent while advancing knowledge in microbiology, requiring 30-40 hours per week of work.

Name: Frank Austin

Frank Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer, Director & Founder, PhD, DVM
  Dates of Service: March, 2012 - Present
  Responsibilities: Dr. Austin is an active member of the board of directors and provides his support toward product and business development. He has several years of mycology and diagnostic experience and manages key product development activities. He is also involved with grant preparation for non-dilutive funding opportunities at state and federal level. Dr. Austin is compensated through a participation engagement agreement at a rate of $200/hour that is paid through convertible notes in increments of $25,000 or more.

Name: David Goodstein

David Goodstein's current primary role is with David Goodstein LLC. David Goodstein currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional Chief Financial Officer
  Dates of Service: January, 2024 - Present
  Responsibilities: Mr. Goodstein serves as a fractional CFO in which he provides financial forecasting, assists with audits and bookkeeping. David Goodstein is a fractional CFO and is compensated at a rate of $1,250 / month.

Other business experience in the past three years:

- Employer: David Goodstein LLC
  Title: Founder & CEO
  Dates of Service: August, 2017 - Present
  Responsibilities: Fractional CFO for various companies

Name: George Atiee

George Atiee's current primary role is with Icon Clinical Research Inc. George Atiee currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer (Contractor)
  Dates of Service: August, 2022 - Present
  Responsibilities: Prepare clinical protocols and monitor clinical studies

Other business experience in the past three years:

- Employer: Icon Clinical Research Inc
  Title: Medical and Safety Services Group Doctor of Medicine
  Dates of Service: January, 2023 - Present
  Responsibilities: Monitor clinical trials

Name: Ravi Orugunty

Ravi Orugunty's current primary role is with Analytical Chemist. Ravi Orugunty currently services 5-10 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Product Development
  Dates of Service: August, 2019 - Present
  Responsibilities: Ravi provides oversight on all product development activities: manufacturing protocols, CRO oversight, and fundraising

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. We may have difficulty raising additional capital, which could deprive us of the resources necessary to implement our business plan, which would adversely affect our business, results of operation and financial condition. We need to raise additional capital to fund the development and commercialization of our product candidates and to operate our business. The need to raise additional capital is expected to increase as we continue our work research and development activities and preparation to finish phase 1 and start phase 2 clinical trials for OCF001. In order to support the initiatives envisioned in our business plan, we will need to raise additional funds through the sale of assets, public or private debt or equity financing, collaborative relationships or other arrangements. If our operations expand faster or at a higher rate than currently anticipated, we may require additional capital sooner than we expect. We are unable to provide any assurance or

guarantee that additional capital will be available when needed by our company or that such capital will be available under terms acceptable to our company or on a timely basis. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets, the market price of our common stock and the development or prospects for development of competitive products by others. If additional funds are raised through the issuance of equity, convertible debt or similar securities of our company, the percentage of ownership of our company by our company's stockholders will be reduced, our company's stockholders may experience additional dilution upon conversion, and such securities may have rights or preferences senior to those of our common stock. The preferential rights granted to the providers of such additional financing may include preferential rights to payments of dividends, super voting rights, a liquidation preference, protective provisions preventing certain corporate actions without the consent of the fund providers, or a combination thereof. We are unable to provide any assurance that additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, with limited capital, we expect to continue to hold research and development of our anti-infective programs and may reduce or slow research and development activity of our OCF001 lead asset. Thus, the unavailability of capital could substantially harm our business, the results of operations, and financial condition.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,998.30 amount in this offering, and may close on any

investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market

dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933, if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Sano Chemicals, Inc. was formed on 3/1/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sano Chemicals. Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that this product is a good idea, that the team will be able to successfully market, sell the product or service, that we can price it right, and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property, such as patents, trademarks, copyrights, Internet domain names, and trade secrets, may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and

regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company’s Co-CEOs Are Not Paid Salaries and Have Other Substantial Work Commitments
Sano Chemicals, Inc. (“Sano” or the “Company”) relies on its Co-CEOs, Dr. Janice Miles and Dr. James Smith, who are compensated solely through convertible notes rather than a salary. Additionally, both have significant outside commitments—Dr. Smith works 30 to 40 hours per week as a Professor at Texas A&M, and Dr. Miles operates a private medical practice, working 30 to 50 hours per week—which may limit their availability to Sano. If they are unable to dedicate sufficient time or if their compensation is not consistently funded, the Company’s operations, growth, and ability to execute its business plan could be adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 920,810 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,750,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

For further information on this class of securities' material rights please see the Company's Amended and Restated Certificate of Information attached to the Form C Offering Circular as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 3,500,000 with a total of 2,460,000 outstanding.

Voting Rights

One vote per share equal to the number of whole shares of Common Stock into which such holder's shares of Preferred Stock could then be converted.

Material Rights

Dividends Rights. No dividends shall be paid on any share of Common Stock unles dividends are simultaneously paid with respect to each outstanding share of Series A Preferred.

Liquidation Preference. Preferred holders have certain liquidation preferences. Please see Exhibit F for complete details.

Conversion Rights: Preferred holders have certain conversion rights. Please see Exhibit F for complete details.

Protective Provisions: Preferred holders have certain protective rights. Please see Exhibit F for complete details.

Certain shareholders are party to a Shareholder Agreement that grants them certain rights and preferences including a right of first offer whenever the Company issuances new securities.

Convertible Promissory Notes

The security will convert into The same type of equity securities issued in a qualified financing and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $743,500.00

Maturity Date: August 01, 2025
Interest Rate: 5.06%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Qualified Financing of at least $2,000,00

Material Rights

Qualified Financing. If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing.

Conversion Price: 80% of the price per share offered to investors in the Qualified Financing.

No Qualified Financing by Maturity. The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap.

Subordination to Senior Indebtedness. The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

Priority Over Equity Holders. As a debt instrument, the Note has priority over all equity securities of the Company, including common and preferred stock, in the event of liquidation or dissolution.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Clinical Development and Labor
  Date: August 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note

Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 01, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $90,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor
Date: August 16, 2025
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Clinical Development and Labor_
Date: August 16, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Clinical Development and Labor
Date: September 07, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $300,000.00
Use of proceeds: Clinical Development and Labor
Date: August 27, 2024
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
Final amount sold: $103,500.00
Use of proceeds: Clinical Development and Labor
Date: December 05, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 295,025 compared to in fiscal year 2023.

Remaining Grant Funds were spent in 2022 with no Grant Revenue in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $250,759 compared to 263,243 in fiscal year 2023.

Cost of Sales were relatively comparable year to year.

Gross Margins

Gross margins for fiscal year 2022 were $44,256. compared to $-263,243.

There was no Grant Revenue in 2023.

Expenses

Expenses for fiscal year 2022 were $372,966 compared to $327,509 in fiscal year 2023.

The two biggest differences were about 100K spent in 2022 for Research Contracts - Bioneeds offset in 2023 with about 30K spent in Professional Fees for ERTC recovery service.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in research and development and pre-revenue. We are of the opinion the historical cash flows [will not] be indicative of the revenue and cash flows expected for the future because fewer Grant Funds approved for far in 2024/25. Past cash was primarily generated through equity investments and government grants. Our goal is to complete Phase 1 MAD and Phase 2a clinical trials on the RVVC drug product. We have gained FDA approval for Phase 1 studies, Fast-Track and QIDP designations. Phase 1 SAD studies have been completed.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of NIAID grant with remaining funds of a line of credit for $254,136.12 from the Federal Payment Management System, and capital contribution in the amount of $480,000 in 2024, and $122,886.37 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. Crowdfunding is one mechanism Sano Chemicals, Inc. will employ to raise funds to maintain company operations while meeting development milestones. Additional non-dilutive funding opportunities exist through government grants and contracts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Raising the maximum funding goal will enable Sano Chemicals to meet a critical milestone for RVVC drug products to possibly enter a pharmaceutical license agreement.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $20,000 for expenses related to R&D ($12,000/mo; research staff and research supplies and operational expenses $8,000/mo; facility and intellectual property expenses.)

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 4 years. This is based on a projected monthly burn rate of $50,000 for expenses related to R&D ($42,000/mo; research staff and research supplies and operational expenses $8,000/mo; facility and intellectual property expenses.) Approximately 60% of the maximum funding goal raised will be used to support clinical trials.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including through a participation agreement passed by the board of directors on August 16 2024 that provides a means for members to infuse additional capital into the Company. Non-dilutive sources are available as well through federal grants and contracts.

Indebtedness

- Creditor: Convertible Promissory Notes
  Amount Owed: $743,500.00
  Interest Rate: 5.06%
  Maturity Date: August 01, 2025
  Qualified Financing: If the Company closes a Qualified Financing (defined as a capital raise of at least $2,000,000), the Note will automatically convert into the same type of equity securities issued in that financing. Conversion Price: 80% of the price per share offered to investors in the Qualified Financing. No Qualified Financing by Maturity: The principal and interest must be repaid in cash, or, at the Holder's option, converted into equity at 80% of the price per share based on the $50,000,000 valuation cap. Subordination to Senior Indebtedness: The Note is subordinate to the Company's Senior Indebtedness, which includes bank loans, capital leases, and other priority obligations.

Related Party Transactions

- Name of Person: George Atiee
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: George Atiee invested $50,000 in Sano Chemicals Inc. through two $25,000 convertible promissory notes issued on August 1, 2024.
  Material Terms: The notes accrue 5.06% simple interest and mature on August 1, 2025, converting into equity at 80% of the price per share in a Qualified Financing (minimum $2,000,000 raised) or at 80% of the price per share of then-outstanding equity securities at maturity. The notes are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

- Name of Person: Janice Miles & Timothy Hiebert
  Relationship to Company: Directors, 20%+ Owners (jointly) and Officer (Janice only)
  Nature / amount of interest in the transaction: Janice Miles & Timothy Hiebert jointly invested $140,000 in Sano Chemicals Inc. through three convertible promissory notes (two for $25,000 and one for $90,000) issued on August 16, 2024.
  Material Terms: The notes bear 5.06% simple interest, mature on August 16, 2025, and automatically convert into equity at 80% of the price per share in a Qualified Financing or at 80% of the price per share of then-outstanding equity securities at maturity. They are unsecured, pari passu with other convertible notes, and subordinated to Senior Indebtedness, with a 20% prepayment penalty if repaid early.

Valuation

Pre-Money Valuation: $50,010,300.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $743,500 in Convertible promissory notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Research & Development
  12.0%
  We will use 12% of the funds raised for market and customer research, new product development and market testing.
- Marketing
  7.5%
  We will use 7.50% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $4,999,998.30, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  44.0%
  We will use 44% of the funds raised for market and customer research, new product development and market testing.
- Inventory
  7.0%
  We will use 7% of the funds raised to purchase inventory for the Company's RVVC drug product in preparation of completing proof of concept clinical trials.
- Company Employment
  22.0%
  We will use 22% of the funds to hire key personnel for daily operations, including the following roles: Research Scientists and Clinical Support Staff. Wages to be commensurate with training, experience and position.
- Working Capital
  12.0%
  We will use 12% of the funds for working capital to cover expenses for the intellectual property patent costs as well as ongoing day-to-day operations of the Company.
- Marketing
  9.5%
  We will use 9.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sanochemicals.com (https://www.sanochemicals.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sanochemicals

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Sano Chemicals, Inc.

[See attached]

SANO CHEMICALS, INC.

INDEPENDENT AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2023

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Sano Chemicals, Inc.

Opinion

We have audited the accompanying financial statements of Sano Chemicals, Inc. (a Texas corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sano Chemicals, Inc. as of December 31, 2023, and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sano Chemicals, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemical, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the

Ronnie Craig, CPA | Dillard Leverkuhn, CPA
Lyn Kuciemba, CPA | James Larkin, CPA | AJ Taylor, CPA | R. Logan Kendrick, CPA, ABV

1598 COPPERFIELD PARKWAY, COLLEGE STATION, TX 77845 HTTPS://TDC.CPA/ 979.260.9696 override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sano Chemicals, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemicals, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Thompson, Derrig & Craig, P.C.

THOMPSON, DERRIG & CRAIG, P.C.
November 2, 2024

SANO CHEMICALS, INC.
BALANCE SHEET
DECEMBER 31, 2023

ASSETS

Current assets		
Cash and cash equivalents	$	560,124
Prepaid expenses		2,520
Total current assets		562,644
Fixed assets		
Equipment		270,988
Accumulated depreciation		(131,937)
Net fixed assets		139,051
Other non-current assets		
Security deposits		1,000
Prepaid expenses		6,700
Operating lease right-of-use assets		46,227
Net other assets		53,927
TOTAL ASSETS	$	755,622

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$	12,348
Payroll liabilites		5,422
Accrued expenses		6,150
Current portion of operating lease liabilities		44,171
Total current liabilities		68,091
Long-term liabilities		
Operating lease liabilities, net of current portion		2,056
Total long-term liabilities		2,056
Total liabilities		70,147
Stockholder's equity		
Preferred stock, $.001 par value, 152 shares authorized, 152 shares issued and oustanding		1,000,000
Common stock, $.001 par value, 1500 shares authorized, 675 shares issued and outstanding		675
Capital Stock - SAFE		710,000
Retained earnings		(1,025,200)
Total stockholders' equity		685,475
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	755,622

See independent auditor's report and notes to the financial statements.

SANO CHEMICALS, IN[redacted]

SANO CHEMICALS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(392,631)
Adjustments to reconcile change in net assets to cash provided by operating activities:		
Depreciation		27,099
Change in:		
Prepaid expenses		2,640
Operating lease right-of-use assets		75,340
Payables and accruals		(44,252)
Accrued expenses		1,650
Operating lease liabilities		(75,340)
Net cash provided by (used in) operating activities		(405,494)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from SAFE Agreement		500,000
Net cash provided by (used in) investing activities		500,000
Net change in cash and cash equivalents		94,506
Cash and cash equivalents, beginning of year		465,618
Cash and cash equivalents, end of year	$	560,124

See independent auditor's report and accompanying notes to the financial statements.

Note 1 – Overview of the Company and Operations

Sano Chemicals, Inc. (the Company) was incorporated in 2012, pursuant to the laws of the State of Texas. The Company is engaged in the development of novel compounds for the treatment of infectious diseases and cancer, making first-in-class treatment options available to the public through rigorous and ambitious research and development endeavors.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Company are prepared in accordance with generally accepted accounting principles. Income and expenses are reported on the accrual basis, and accordingly income is recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all highly liquid instruments with an initial maturity of less than twelve months to be cash equivalents.

Fixed assets

Fixed assets are stated at cost and depreciated using the straight-line method. Equipment is capitalized if it has a cost of $5,000 or more. The assets are depreciated over the estimated useful lives, which is generally considered 10 years for equipment. Repairs and maintenance that do not significantly increase the useful life of an asset are expensed as incurred.

Income taxes

The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The Company's income tax returns remain subject to examination by major tax jurisdictions for 3 years after filing. As of December 31, 2023, the Company had no deferred tax assets or liabilities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Research and development costs

The Company has multiple agreements with various universities to license patented technology for use in its research and development. The license fees are inherent in the continuation of the business and thus are charged to expense as incurred.

SAFE Note

The Company issued a Simple Agreement for Future Equity ("SAFE") note to investors during 2022 and 2023. The SAFE note provides the investor the right to certain shares of the Company's preferred stock upon equity financing. The Company determined that the SAFE note is not a legal form of debt (i.e. no creditor's rights), and therefore will record the note as capital stock. See note 6 for more information.

Leases

Sano leases its research and office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. Operating leases are included in operating ROU assets as well as current and long-term lease liabilities.

The Company recognizes an ROU asset and a lease liability at the commencement date of the lease. The ROU asset and lease liability is initially and subsequently recognized based on the present value of lease payments over the lease term. All fixed and variable non-lease components are expensed as incurred. The discount rate for operating leases represents the risk-free rate using a period comparable with that of the individual lease term on the commencement date of the lease.

Note 3 – Concentrations

At various times in the course of a year, the amount of cash equivalents on deposit with banks exceeds the FDIC insured limit of $250,000. The Company has not experienced any losses in connection with these accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2023, approximately 55% of the Company's cash and cash equivalents was uninsured.

Note 4 – Related Party Transactions

Jim Smith owns 150 shares of the authorized common stock. Janice Miles owns 246 shares of preferred stock. Mr. Smith and Ms. Miles are considered part of the management of the Company. Ms. Miles also made a $500,000 investment in the Company as discussed in Note 6.

Note 5 – Operating Leases

Sano has two operating leases for its office and lab space. The Company's leases have remaining lease terms as seen in the schedule of maturities.

The following summarizes the weighted average remaining lease term and discount rates as of December 31, 2023:

Weighted average remaining lease term	
Operating lease	1.1
Weighted average discount rate	
Operating lease	1.00%

The maturities of lease liabilities as of December 31, 2023 were as follows:

2024	$ 44,171
2025	2,395
	46,566
Less imputed interest	(339)
	$ 46,227

The following summarizes the line items in the income statement that include the components of lease expense for the year ended December 31, 2023:

Operating lease costs included in general & administrative expenses	$ 73,120

Note 6 – Stockholders' Equity

During the year ended December 31, 2023, there were no additional preferred or common shares issued. Preferred stockholders have voting rights and conversion options based on the terms outlined in the Company's amended and restated certificate of formation, which became effective upon the initial sale of preferred stock in 2016.

The Company issued an additional Simple Agreement for Future Equity ("SAFE") note to investors in exchange for $500,000. The SAFE note allows the investors to participate in future equity financing that involves preferred shares of the Company's stock. The SAFE note includes a provision allowing for cash redemption upon the occurrence of a change of control, which is outside the control of the Company, equal to the "cash-out amount" or the "conversion amount" as defined in the agreement.

Note 7 – Executive Bonus Agreements

During the year ending December 31, 2022, the Company entered into an agreement with several company executives to provide bonus compensation contingent upon achieving various research milestones and funding objectives. The agreement allows for up to $960,000 of compensation to be paid out upon execution of three distinct research milestones and the Company securing $10 million of Series B or other investment funding. As of December 31, 2023, the Company had achieved all three research milestones but had only secured approximately $2.1 million of investment funding. Due to uncertainty surrounding the Company's ability to meet the funding criteria required to satisfy the executive bonus agreement, no amounts have been accrued on the financial statements. As of the date of this report, management is unable to reasonably determine the likelihood or timing of the Company achieving the funding requirement.

Note 8 – Employee Retention Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, eligible employers may apply for a refundable tax credit against the employer's share of social security taxes, subject to certain criteria. In June 2023, the Company received a total refund of $196,766. For the year ended December 31, 2023, the total amount was recognized as other income on the statement of income and retained earnings. Additionally, $34,762 in related expenses were recognized as legal and professional fees on the statement of income and retained earnings for the year ended December 31, 2023.

Note 9 – Subsequent Events

As of the date of this report, Management has raised approximately $780,000 of additional funding, consisting of $480,000 of convertible debt/equity and a $300,000 grant. The Company has evaluated subsequent events through November 2, 2024 the date the financial statements were available to be issued.

SANO CHEMICALS, INC.

INDEPENDENT AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 31, 2022

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Sano Chemicals, Inc.

Opinion

We have audited the accompanying financial statements of Sano Chemicals, Inc. (a Texas corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of income and retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sano Chemicals, Inc. as of December 31, 2022, and the results of operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sano Chemicals, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 2 to the financial statements, Sano Chemicals, Inc. has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, *Leases* (Topic 842). The amendments in this update require businesses that lease assets to recognize on the balance sheets the assets and liabilities for the rights and obligations created by the leases. A lessee is required to recognize assets and liabilities for leases with terms of more than 12 months. The amendments are effective for private companies and private not-for-profit organizations for years beginning after December 15, 2021, with early adoption permitted.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemical, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sano Chemicals, Inc. internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sano Chemicals, Inc. ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Reporting Required by *Government Auditing Standards*

In accordance with *Government Auditing Standards*, we have also issued our report dated November 8, 2023, on our consideration of the Sano Chemicals, Inc.'s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering Sano Chemicals, Inc.'s internal control over financial reporting and compliance.

Thompson, Derrig & Craig, PC

THOMPSON, DERRIG & CRAIG, P.C.
November 8, 2023

SANO CHEMICALS, INC.
BALANCE SHEET
DECEMBER 31, 2022

ASSETS		
Current assets		
Cash and cash equivalents	$	465,618
Prepaid expenses		5,160
Total current assets		470,778
Fixed assets		
Equipment		270,988
Accumulated depreciation		(104,838)
Net fixed assets		166,150
Other non-current assets		
Security deposits		1,000
Prepaid expenses		6,700
Operating lease right-of-use assets		121,567
Net other assets		129,267
TOTAL ASSETS	$	766,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable		56,600
Payroll liabilites		5,422
Accrued expenses		4,500
Current portion of operating lease liabilities		76,054
Total current liabilities		142,576
Long-term liabilities		
Operating lease liabilities, net of current portion		45,513
Total long-term liabilities		45,513
Total liabilities		188,089
Stockholder's equity		
Preferred stock, $.001 par value, 152 shares authorized, 152 shares issued and oustanding		1,000,000
Common stock, $.001 par value, 1500 shares authorized, 675 shares issued and outstanding		675
Capital Stock - SAFE		210,000
Retained earnings		(632,569)
Total stockholders' equity		578,106
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	766,195

See independent auditor's report and notes to the financial statements.

SANO CHEMICALS, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Grant revenue	$	295,025
Total revenue		295,025
EXPENSES		
Production expenses:		
Salaries and payroll taxes		202,564
Materials, supplies and other		47,895
Contract services		300
Total production expenses		250,759
General and administrative expenses:		
Rent		71,800
Repairs and maintenance		13,801
Depreciation		27,099
Licensing fees		99
Salaries and related		49,990
Miscellaneous		1,410
Operating		208,797
Total general and administrative expenses		372,996
Total expenses		623,755
Net income (loss) from operations		(328,730)
Other income - donations		271,755
Net income (loss)		(56,975)
Retained earnings, beginning of year		(575,594)
Retained earnings, end of year	$	(632,569)

See independent auditor's report and accompanying notes to the financial statements.

SANO CHEMICALS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	(56,975)
Adjustments to reconcile change in net assets to cash provided by operating activities:		
Depreciation		27,099
Change in:		
Prepaid expenses		7,215
Payables and accruals		46,707
Net cash provided by (used in) operating activities		24,046
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from SAFE Agreement		210,000
Net cash provided by (used in) investing activities		210,000
Net change in cash and cash equivalents		234,046
Cash and cash equivalents, beginning of year		231,572
Cash and cash equivalents, end of year	$	465,618

See independent auditor's report and accompanying notes to the financial statements.

Note 1 – Overview of the Company and Operations

Sano Chemicals, Inc. (the Company) was incorporated on March 1, 2012, pursuant to the laws of the State of Texas. The Company is engaged in the research and development of antibacterial and antifungal treatment options that promote a healthy and sustainable environment. The Company has been awarded a grant from the National Institutes of Health (NIH), which operates under the U.S. Department of Health & Human Services (HHS), that funds the majority of the Company's operations through reimbursement of allowable costs.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Company are prepared in accordance with generally accepted accounting principles. Income and expenses are reported on the accrual basis, and accordingly income is recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all highly liquid instruments with an initial maturity of less than twelve months to be cash equivalents.

Fixed assets

Fixed assets are stated at cost and depreciated using the straight-line method. Equipment is capitalized if it has a cost of $5,000 or more. The assets are depreciated over the estimated useful lives, which is considered 10 years for equipment. Repairs and maintenance that do not significantly increase the useful life of an asset are expensed as incurred.

Income taxes

The Company believes it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The Company's income tax returns remain subject to examination by major tax jurisdictions for 3 years after filing. As of December 31, 2022, the Company had no deferred tax assets or liabilities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (continued)

Research and development costs

The Company has multiple agreements with various universities to license patented technology for use in its research and development. The license fees are inherent in the continuation of the business and thus are charged to expense as incurred.

New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance for accounting for leases under Topic 840, Leases. The FASB also subsequently issued additional related ASUs, which amend and clarify Topic 842. The most significant change in the new leasing guidance is the requirement to recognize right-of-use (ROU) assets and lease liabilities for operating leases on the balance sheet.

The Company elected to adopt these ASUs, effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption) through a cumulative effect adjustment. The ASU and subsequent amendments require lessees to recognize assets and liabilities on the balance sheet for all leases with a term of greater than 12 months and disclosure of certain quantitative and qualitative information pertaining to the entity's leasing arrangements. The additional lease disclosures can be found in Note 5.

The standard had a material impact on the balance sheet but did not have an impact on the statement of income and retained earnings, nor the statement of cash flows. The most significant impact was the recognition of the right-of-use assets and lease liabilities for operating leases. As a result of the adoption of the new standard, the Company recognized on January 1, 2022 an operating lease right-of-use asset of $192,896 and corresponding lease liability of $192,896.

SAFE Note

The Company issued a Simple Agreement for Future Equity ("SAFE") note to investors during August 2022. The SAFE note provides the investor the right to certain shares of the Company's preferred stock upon equity financing. The Company determined that the SAFE note is not a legal form of debt (i.e. no creditor's rights), and therefore will record the note as capital stock. See note 6 for more information.

Leases

Sano leases its research and office space. The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. Operating leases are included in operating ROU assets as well as current and long-term lease liabilities.

The Company recognizes an ROU asset and a lease liability at the commencement date of the lease. The ROU asset and lease liability is initially and subsequently recognized based on the present value of lease payments over the lease term. All fixed and variable non-lease components are expensed as incurred. The discount rate for operating leases represents the risk-free rate using a period comparable with that of the individual lease term on the commencement date of the lease.

Note 3 – Concentrations

The Company receives substantially all of its revenue from the aforementioned grant award contract with NIH.

As of December 31, 2022, the Company had $215,618 in excess of the FDIC insured limit at a banking institution.

Note 4 – Related Party Transactions

Jim Smith and Josh Jeanson own 150 and 112 shares, respectively, of the authorized common stock. Mr. Smith and Mr. Jeanson are considered part of the management of the Company.

Note 5 – Operating Leases

Sano has two operating leases for its office and lab space. The Company's leases have remaining lease terms as seen in the schedule of maturities.

The following summarizes the line items in the balance sheet which include amounts for operating leases as of December 31, 2022:

Operating lease		
Operating lease right-of-use assets	$	121,567
Current liabilities	$	76,054
Operating lease liabilities		45,513
Total operating lease liabilities	$	121,567

The following summarizes the weighted average remaining lease term and discount rates as of December 31, 2022:

Weighted average remaining lease term	
Operating lease	1.6
Weighted average discount rate	
Operating lease	0.72%

Note 5 – Operating Leases (continued)

The maturities of lease liabilities as of December 31, 2022 were as follows:

2023	$	76,054
2024		44,171
2025		2,527
		122,752
Less imputed interest		(1,185)
	$	121,567

The following summarizes the line items in the income statement that include the components of lease expense for the year ended December 31, 2022:

Operating lease costs included in general & administrative expenses	$	71,800

The following summarizes cash flow information related to leases for the year ended December 31, 2022:

Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating lease	$	71,800
Lease assets obtained in exchange for lease obligations:		
Operating lease	$	192,986

Note 6 – Stockholders' Equity

During the year ended December 31, 2022, there were no additional preferred or common shares issued. Preferred stockholders have voting rights and conversion options based on the terms outlined in the Company's amended and restated certificate of formation, which became effective upon the initial sale of preferred stock in 2016.

The Company issued a Simple Agreement for Future Equity ("SAFE") note to investors in exchange for $210,000. The SAFE note allows the investors to participate in future equity financing that involves preferred shares of the Company's stock. The SAFE note includes a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company, equal to the "cash-out amount" or the "conversion amount" as defined in the agreement.

Note 7 – Executive Bonus Agreements

During the year ending December 31, 2022, the Company entered into an agreement with several company executives to provide bonus compensation contingent upon achieving various research milestones and funding objectives. The agreement allows for up to $960,000 of compensation to be paid out upon execution of three distinct research milestones and the Company securing $10 million of Series B or other investment funding. As of December 31, 2022, the Company had achieved the first research milestone but had not secured any funding amounts. Due to uncertainty surrounding the Company's ability to meet the funding criteria required to satisfy the executive bonus agreement, no amounts have been accrued on the associated statement of income and retained earnings. However, of the three required research milestones, the first has been met as of December 31, 2022. As such, there is $157,000 of the total $960,000 that would be accrued as of December 31, 2022 if the funding goals were obtained.

Note 8 – Other Income

During 2022, the Company received a one-time donation of $271,755 from the aforementioned investors related to the SAFE agreement described in Note 6. As the Company is not an exempt entity for federal income tax purposes, the income was taxable but not considered part of operations on the statement of income.

Note 9 – Subsequent Events

Management has evaluated subsequent events through November 8, 2023 the date the financial statements were available to be issued.

THOMPSON, DERRIG & CRAIG, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors and Shareholders of
Sano Chemicals, Inc.

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States, the financial statements of Sano Chemicals, Inc. (a Texas corporation), as of and for the year ended December 31, 2022, and the related notes to the financial statements, and have issued our report thereon dated November 8, 2023.

Report on Internal Control over Financial Reporting

In planning and performing our audit of the financial statements, we considered Sano Chemicals, Inc.'s internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Sano Chemicals, Inc's internal control. Accordingly, we do not express an opinion on the effectiveness of Sano Chemicals, Inc.'s internal control.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements, on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or, significant deficiencies. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses or significant deficiencies may exist that were not identified.

Report on Compliance and Other Matters

As part of obtaining reasonable assurance about whether Sano Chemicals, Inc.'s financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the financial statements. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly,

Ronnie Craig, CPA | Dillard Leverkuhn, CPA
Lyn Kuciemba, CPA | James Larkin, CPA | AJ Taylor, CPA | R. Logan Kendrick, CPA, ABV

1598 COPPERFIELD PARKWAY, COLLEGE STATION, TX 77845 HTTPS://TDC.CPA/ 979.260.9696 we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under *Government Auditing Standards*.

Purpose of This Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of the entity's internal control or on compliance. This report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering the entity's internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Thompson, Derrig & Craig, P.C.

THOMPSON, DERRIG & CRAIG, PC

November 8, 2023

SANO CHEMICALS, INC.
SCHEDULE OF FINDINGS
YEAR ENDED DECEMBER 31, 2022

FINANCIAL STATEMENT FINDINGS

None

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF SANO CHEMICALS

Developing a better drug and treatment for vaginal yeast infections

Sano Chemicals is pioneering antifungal innovation with its flagship product, Occidiofungin - The Fungus Killer™. The first part of Phase 1 FDA human trials to treat recurrent vulvovaginal candidiasis (RVVC) has been successfully completed. Sano Chemicals is working to bring this innovative treatment to market, pending successful clinical trials and regulatory approval. RVVC is associated with chronic and recurrent yeast infections affecting up to 9 million women in the U.S. per year. FDA has granted Sano Chemicals qualified infectious disease product (QIDP) designation for its RVVC drug, which extends the expiration date on Occidiofungin patents for five years. Sano Chemicals believes it's poised to address a multi-billion U.S. market for treating recurrent and drug-resistant vaginal yeast infections.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



A New Era in Antifungal Therapy
SANO chemicals
Discover Occidiofungin, a potentially breakthrough solution for tackling drug-resistant fungal infections with unmatched efficacy and safety

$238,503.53 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$5.43 Per Share

RAISED	INVESTORS
$238,503.53	79
MIN INVEST	**VALUATION**
$494.13	$50.01M

REASONS TO INVEST

- **Occidiofungin - an antifungal treatment:** Targeting resistant and recurrent vaginal yeast infections afflicting up to 9 M women in the U.S. per year.

- **Addressing unmet medical needs:** Occidiofungin has FDA Fast-track and qualified infectious disease product designation for treating recurrent vulvovaginal candidiasis (RVVC). Occidiofungin is active against all resistant candidal species.

- **Established communications with pharmaceutical companies:** They have expressed interest in a license and development agreement for the recurrent vulvovaginal candidiasis (RVVC) product following the completion of Phase 2 clinical trials.

OCCIDIOFUNGIN HAS RECEIVED QUALIFIED INFECTIOUS DISEASE PRODUCT (QIDP) AND FAST TRACK DESIGNATIONS FROM THE FDA, WHICH ARE INTENDED TO SUPPORT THE DEVELOPMENT OF TREATMENTS FOR SERIOUS INFECTIONS. THESE DESIGNATIONS MAY PROVIDE BENEFITS SUCH AS EXPEDITED REVIEW AND EXTENDED MARKET EXCLUSIVITY IF THE PRODUCT IS APPROVED. HOWEVER, THEY DO NOT IMPLY THAT OCCIDIOFUNGIN IS SAFE, EFFECTIVE, OR GUARANTEED TO RECEIVE FDA APPROVAL. SANO CHEMICALS IS A PRE-REVENUE COMPANY, AND OCCIDIOFUNGIN HAS NOT BEEN APPROVED FOR COMMERCIAL USE. FORWARD-LOOKING STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY.

TEAM



Dr. Janice L. Miles • DO (Co-CEO of Woman's Health at Sano Chemicals)

Dr. Miles leads women's health initiatives at Sano Chemicals Inc, where she leads business development efforts on female health products. Dr. Miles is an entrepreneur with over 30 years of clinical experience. She has a deep understanding of medical disorders and the need for new pharmacologic therapies to treat infectious diseases. She served on the Board of the Mississippi Gulf Coast Women's Medical Association. She has a deep understanding of the clinical impact of antibiotic resistance, and particularly its impact on women's health. She was the first woman Chief Fellow in her Pulmonary Disease Fellowship. Dr Miles has published research on clinical infectious diseases. Dr. Miles managed the manufacturing operations of Miles Osborn Inc. for over a decade. Dr. Miles received her Doctor of Osteopathy from Ohio University / College of Osteopathic Medicine.
In addition to working approximately 15 hours a week for Sano Chemicals, Dr. Miles also works 30-50 hours per week as Owner, Physician, Sleep Center Director for Pulmonary and Sleep Medicine Sleep Lab.

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James Leif Smith, PhD & MBA • (Chairman of the Board of Directors, Founder, and Co-CEO), PhD, MBA

Dr. Smith has over 20 years of scientific, operational, strategic and management experience in the biotech industry. He is a Full Professor in Biology and has been involved in the formation, product development, and leadership of several biotechnology companies over the last two decades. Dr. Smith holds more than 25 patents associated with antimicrobial and cancer therapeutics. He has authored over 50 peer-reviewed publications covering topics on drug discovery and antibiotic development. He previously held leadership roles as Product Leader for Oragenics Inc., contributing to the development of its antimicrobial product line. These product lines were used to leverage investments from government, private, and public sectors. In the early 2000s, he was Vice President of Ivigene Inc., which used a proprietary drug discovery platform for the identification of novel protein targets for vaccines and diagnostics products. Dr. Smith was the founder of Biotech Analyst Group, which provided an in-depth analysis of technologies and their related patents. He served as an Executive Director of the Able Trust Foundation in Tallahassee, FL for five years through a gubernatorial appointment. Dr. Smith has a Doctorate degree in Biochemistry from the College of Medicine at the University of Florida and an M.B.A. degree in Finance and Competitive Strategy from Warrington College of Business. Dr. Smith leads the overall strategy for Sano as well as runs the research and development team at the Sano Chemicals research facilities in Bryan, TX.
In addition to working approximately 20 hours a week for Sano Chemicals, Dr. Smith also works 30-40 hours per week as a Professor for Texas A&M University.

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Frank Austin, PhD, DVM • Chief Scientific Officer & Board Member

Dr. Austin is a long-standing researcher in rare infections. Dr. Austin has over thirty years of mycology experience. He was the director of the Microbiological Diagnostic Laboratory at the College of Veterinary Medicine at Mississippi State University. He is a founding member of Sano Chemicals and supports drug development and fund-raising efforts.

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Ravi S. Orugunty, PhD • Vice President of Product Development

Dr. Orugunty has two doctorate degrees from University of Florida in Medicinal Chemistry and Organic Chemistry. He is experienced with bioanalytical and analytical chemistry. He has extensive product development experience with his tenure at Cerilliant (EMD MilliporeSigma). Further, Ravi has extensive experience in bioanalytical method development and validation gained from his tenure with Worldwide Clinical Trials Inc. Dr. Orugunty's efforts will facilitate the development of novel therapeutic products in Sano's pipeline.

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George Atiee, MD • Chief Medical Officer (Contractor)
Dr. Atiee received his medical degree from UTHSC San Antonio and has been involved in clinical pharmacology research for 23 years. He was Medical Director and Principal Investigator of Worldwide Clinical Trials' 300 bed facility in San Antonio, Texas. He has worked as an Associate Medical Director for the clinical trial CRO Icon Development Solutions. He has performed and prepared IND applications for over 300 Phase 1 and 2 trials in multiple therapeutic areas. Dr. Atiee is instrumental to Sano where he leads the design and strategy of clinical protocols for our clinical trials.
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David Goodstein, BA • Fractional Chief Financial Officer
Mr. Goodstein graduated with a BA in Accounting from the University of Washington in 1983. He has worked in public accounting and internal auditing, in the University of Copenhagen, Denmark International Program, and as a CPA in Anchorage Alaska. He is a QuickBooks Certified ProAdvisor, member of the CFO Leadership Council, and a Mass Challenge Austin Mentor.
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Timothy Hiebert, MD, DVM • Director
Dr. Hiebert has over 30 years of clinical experience with a deep understanding of infectious diseases. He received his MD from Texas Tech University and his B.S. in geography. He is a specialist in pulmonary, critical care, and sleep medicine. He has a DVM from the College of Veterinary Medicine at Mississippi State University.
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Stephen Pruett, PhD • Principal Toxicologist Scientist & Board Member
Dr. Pruett has over thirty-five years of experience with rodent models of infectious diseases and cancer with emphasis on the immune system and toxicology. He brings extensive experience in toxicological and efficacy studies for the development of new therapeutics. He is a founding member of Sano Chemicals and is a former Vice Dean of the College of Veterinary Sciences. Prior to this, he was the Department Chair for the Department of Basic Sciences at the College of Veterinary Medicine at Mississippi State University.
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Shien Lu, PhD • Full Professor & Board Member
As a Principal Investigator, Shien Lu has been working on bacterial genetics of biosynthesis of antimicrobial compounds at Mississippi State University since 2004. Prior to joining the faculty of Mississippi State, he was involved in genetic analysis of antimicrobial biosynthesis of Pseudomonas as a primary investigator at Washington State University and Texas A&M University since 1998. Dr. Lu brings extensive experience in research and development of antimicrobial products produced by bacteria.
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Abraham Tenorio, B.S. • Lead Manufacturing Facility Manager
Mr. Tenorio graduated with a B.S. degree in the Department of Biology at Texas A&M University in 2018. He has experience working with large bioreactors. He brings GMP manufacturing practices and experience in upstream and downstream manufacturing processes. Has extensive experience in establishing and monitoring standard operating procedures and batch production records.
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Kevin Cao, B.S. • Manager, Downstream Manufacturing
Mr. Cao graduated with a B.S. degree in the Department of Biology at Texas A&M University in 2017. He has analytical chemistry and drug product formulation experience. He has bioanalytical method development experience used in validating processes in downstream manufacturing of drug products.
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Dimple Nair, M.A. • Quality of Assurance Officer
Mrs. Nair is responsible for safeguarding that products meet established quality standards. She identifies any potential issues in documentation or practices within the manufacturing processes. She monitors and maintains quality throughout the production cycle ensuring compliance with industry regulations.
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THE PITCH

Pioneering Antifungal Innovation for a Safer Future

Sano Chemicals is transforming antifungal care with its groundbreaking product, Occidiofungin - The Fungus Killer™. Designed to combat drug-resistant fungal infections, Occidiofungin incorporates a novel mechanism of action, with preclinical studies suggesting minimal toxicity. The product has received FDA QIDP and Fast-track designations. Led by Dr. Janice Miles and Dr. James Smith, with a combined 50 years of infectious disease research and clinical experience, the team has secured over $7M in funding. Currently in Phase 1 trials, Sano Chemicals is poised to address a $4–5 billion USD global yeast infection market, subject to clinical and regulatory progress.

Partnerships and Collaborations

- Interest expressed by Organon and other women's health pharmaceutical companies following completion of Phase 2 clinical trials.
- Preclinical collaborations with multiple university systems on the development of Occidiofungin to treat serious fungal infections
- Intellectual property secured to protect the development and commercialization of products in U.S. and European markets.

Why Sano Chemicals



We offer an innovative solution for the treatment of recurrent vulvovaginal candidiasis (RVVC). Occidiofungin - The Fungus Killer™ is designed to be rapidly fungicidal and has demonstrated activity against drug-resistant yeast in preclinical studies.

Major pharmaceutical companies have expressed interest in our innovative treatment for vaginal yeast infections.

Occidiofungin treats the site of infection without side effects on other organs.

Occidiofungin has no activity against bacteria known to help restore normal microbiota of the vaginal cavity. A healthy microbiota provides protection against reinfection.

the problem & our solution

The Problem

The Rising Threat of Drug-Resistant Fungal Infections

- Over 130 million women globally and up to 9 M women in U.S. per year suffer from recurrent vulvovaginal candidiasis (RVVC)
- Yeast Infections have become resistant to the current standard of care
- Existing treatments are suppressive and fungistatic
- Recurrence of infection is common following treatment
- Concurrent therapies may be prescribed
- Systemic exposure to current treatments results in increased complication rate, renal and liver abnormal labs, discomfort, uneasiness, and loss of intimacy
- Systemic exposure of antifungals is contraindicated in childbearing years
- Until recently, there have been no new therapies with a new mechanism of action to treat these infections in over 20 years

Our Solution

A Potential Breakthrough in Antifungal Innovation for the treatment of RVVC

- Occidiofungin, a first-in-class fungicidal drug that rapidly eliminates fungal infections without harming beneficial microbiota.
- Potent fungicidal activity against all vaginal yeast (Candida spp.)
- No concurrent therapies needed
- 3 or 5-day intravaginal application at the site of infection
- No discernable absorption from vaginal cavity preventing unwanted complications
- Favorable preclinical drug safety profile
- Initial Phase 1 clinical trials did not identify serious adverse events, based on preliminary data, and found the treatment to be easily administered. No reports of discomfort or other significant events occurred.
- Interest expressed by pharmaceutical companies following completion of Phase 2 studies.
- Sano aims to revolutionize the treatment of vaginal yeast infections and capture a meaningful share of the $4–5 billion global yeast market, subject to clinical success and market dynamics.

Technology Platform





- Potent fungicidal activity against all Candida spp.
- No concurrent therapies recommended or required
- 3 or 5-day intravaginal application
- No discernable absorption from vaginal cavity
- Preclinical toxicokinetic studies show drug product safety
- Phase 1 clinical trials demonstrated ease of application and acceptability of product
- 11 issued patents and 2 pending

THE MARKET & OUR TRACTION

Developing Better Therapeutics for Better Lives

The global antifungal market is expected to exceed $21 billion by 2032, with over $10 billion attributed to treating yeast infections by 2034. Up to 9 M women in U.S. alone and 130 M women worldwide per year have a need for Sano Chemicals lead product to treat recurrent vulvovaginal candidiasis (RVVC). The rise of drug-resistant strains has created an urgent demand for innovative solutions. High mortality rate associated with invasive fungal infections is attributed to limitations in current therapeutic options. Sano Chemicals believes it's uniquely positioned to capture this market by addressing the unmet need for effective, low-toxicity antifungal treatments.

Relatively few classes of antifungals are available for clinical use, and a new class of antifungals like Occidiofungin targeting drug resistant fungal infections would be well received by clinicians. Sano Chemicals is developing Occidiofungin for treating dermal, oral, and invasive fungal infections. Potent antifungal against Cryptococcus, Aspergillus, and Candida (including Candida auris). In addition, Sano Chemicals is developing first-in-class antibiotics to treat Gram-positive infections, including methicillin-resistant Staphylococcus aureus (MRSA), Clostridioides difficile, and multidrug-resistant tuberculosis. Additional agents are being developed to treat breast cancer, ovarian cancer, B cell lymphoma, and astrocytoma.

WHY INVEST

Invest in the future of antifungal innovation with Sano Chemicals. Your investment will directly support the advancement of Phase 1 and 2 clinical trials for the development of the recurrent vulvovaginal candidiasis (RVVC) drug product using Occidiofungin. Occidiofungin is a first-in-class antifungal that is designed to address drug-resistant fungal infections. Backed by FDA QIDP designation and robust preclinical and clinical data, Sano Chemicals believes it's well-positioned to fulfill the unmet medical need in the women’s health market, pending further clinical trials and commercialization of Occidiofungin.

Risk adjusted valuations for Sano Chemicals lead RVVC product is based on current insurance reimbursement rates for Vivjoa and Brexafemme. The current products for treating RVVC do not meet the medical needs of the millions of women with RVVC. Sano Chemicals aspires to establish itself as a significant player in the treatment of RVVC, contingent on clinical outcomes and market dynamics. With additional capital, Sano Chemicals anticipates completing Phase 2 studies within 1.5 - 2 years, depending on regulatory approvals and operational progress. We aim to pursue licensing terms for our RVVC lead drug product that align with industry benchmarks, including those seen for Brexafemme, subject to successful development and partner negotiations.. Sano Chemicals has several other products in the pipeline that complement company strength and will bring further value to the company.

Market Validation

Preclinical and clinical studies indicate Occidiofungin’s potential effectiveness against drug-resistant fungal strains and suggest its scalability for broader healthcare applications such as dermal, oral, and intravenous administration.

We view clinical and commercial business development activities as a necessary component of our strategies, and we seek to enhance shareholder value by evaluating business development opportunities both within and complementary to our current business, as well as opportunities that may be new and separate from the development of our existing product candidates.

As we continue our development of product candidates, we intend to either license these product candidates to, or partner with, one or more major pharmaceutical companies at the earliest possible time in their product development. If we do so, we intend for these licensees or partners to pay the costs associated with any remaining development work, regulatory submissions, clinical trials and the manufacturing and marketing of our product candidates.


Antifungal Market Size
$4.5 B
Globally yeast infection market in 2023
$10 B
Expected global yeast infection market by 2034
130 M
Global population affected annually with RVVC
$11.5 B
Estimate of U.S. economic burden of fungal diseases in 2019
5% CAGR
Yeast infection market projected annual growth rate
30-50% Death
Mortality rate of invasive fungal infections
Target Markets
Recurrent and acute vaginal yeast infections
Oral candidiasis and denture stomatitis
Invasive fungal infections


Invest in Sano Chemicals
Join us in transforming antifungal care with a potential breakthrough, life-saving innovation for drug-resistant infections

ABOUT

HEADQUARTERS
905 Innovation Drive
Bryan, TX 77808

WEBSITE
View Site

Sano Chemicals is pioneering antifungal innovation with its flagship product, Occidiofungin - The Fungus Killer™. The first part of Phase 1 FDA human trials to treat recurrent vulvovaginal candidiasis (RVVC) has been successfully completed. Sano Chemicals is working to bring this innovative treatment to market, pending successful clinical trials and regulatory approval. RVVC is associated with chronic and recurrent yeast infections affecting up to 9 million women in the U.S. per year. FDA has granted Sano Chemicals qualified infectious disease product (QIDP) designation for its RVVC drug, which extends the expiration date on Occidiofungin patents for five years. Sano Chemicals believes it's poised to address a multi-billion U.S. market for treating recurrent and drug-resistant vaginal yeast infections.

TERMS

Sano Chemicals

Overview

PRICE PER SHARE
$5.43

VALUATION
$50.01M

DEADLINE
Apr. 11, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$494.13

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,998.30

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,683

MAX NUMBER OF SHARES OFFERED
920,810

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$755,622	$766,195
Cash & Cash Equivalents	$560,124	$465,618
Accounts Receivable	$0	$0
Short-Term Debt	$68,091	$142,576
Long-Term Debt	$2,056	$45,513
Revenue & Sales	$0	$295,025
Costs of Goods Sold	$40,853	$47,895
Taxes Paid	$0	$0
Net Income	-$392,631	-$56,975

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus | 30% Bonus Shares

For our long-term allies in innovation, receive bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 12% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 12% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $494+ | 5% bonus shares

Tier 2 Perk: Invest $1,000+ | 10% bonus shares

Tier 3 Perk: Invest $5,000+ | 12% bonus shares

Tier 4 Perk: Invest $10,000+ | 15% bonus shares

Tier 5 Perk: Invest $25,000+ and receive an invitation to a virtual roundtable discussion with our lead researchers to discuss the future of biotechnology and healthcare solutions.

Tier 6 Perk: Invest $50,000+ | 20% bonus shares

All the perks provided align with the nature of your business and are designed to incentivize both small and large investments, fostering growth and innovation within your organization and your field.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Sano Chemicals, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.43/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $543. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of the offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

03.21.25

Occidiofungin The Fungus Killer ™ - INVESTMENT

Campaign for Investment Ends April 10th at 12:00 PM EST

Occidiofungin is being developed as a treatment for vaginal, oral, dermal, and systemic fungal infections. We believe OCF001 has the potential to be an innovative antifungal treatment for resistant and recurrent vaginal yeast infections afflicting up to 9 M women in the U.S. per year. The development of a treatment for chronic resistant vaginal yeast infections remains an UNMET MEDICAL NEED.

Phase 1 Single Ascending Dose (SAD) Studies have been successfully completed.

Phase 1 Multiple Ascending Dose (MAD) Studies have been recently initiated with an expected completion date in May 2025.

Campaign for Investment Ends April 10th at 12:00 PM EST.   INVEST NOW!

03.20.25

Insider Investment Notice

The following insiders of the company have invested a total of $28,999.32 in this offering:

- Stephen Pruett — Director
- Dimple Nair — Quality of Assurance Officer
- Ravi Orugunty — Vice President of Product Development
- George Atiee — Chief Medical Officer (Contractor)

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

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JOIN THE DISCUSSION

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PINNED BY STARTUP

DW

Douglas Walton

5 days ago

Are you planning on having a zoom meeting to to talk about your technology and different applications before your fundraising round closes here?

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JS

Jim Smith

Sano Chemicals • 4 days ago

Hi Douglas, send me your availability to my email address
Jsmith@sanochemicals.com

I can set up a zoom meeting to discuss our company.

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0

JS

Jim Smith

Sano Chemicals • 2 months ago

Ali, we have an analog of occidiofungin that is being developed for systemic fungal infections.

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AB

Ali Buzaid

2 months ago

good morning ,
is this drug going to be used as IV also ? for possible blood stream infections and so on ? or is it only for local vaginal infections ?

best regards

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Sano Chemicals, Inc.
801559046

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 03/24/2025

Effective: 03/24/2025

Jane Nelson
Secretary of State

SECOND AMENDED AND RESTATED CERTIFICATE OF FORMATION OF SANO CHEMICALS, INC.

Sano Chemicals, Inc., a corporation organized and existing under the laws of the State of Texas, hereby certifies as follows:

1. The name of the corporation is Sano Chemicals, Inc.

2. The corporation was incorporated in Texas pursuant to a Certificate of Formation filed on March 1, 2012 with the Secretary of State of the State of Texas and the filing number issued to the corporation is 801559046.

3. This Amended and Restated Certificate of Formation accurately restates, integrates and amends the Certificate of Formation of the corporation as herein set forth in full and does not contain any other change in the certificate of formation except for the information permitted to be omitted by the provided of the TBOC (as defined below):

ARTICLE I

The name of the corporation is Sano Chemicals, Inc. (hereinafter, the "***Corporation***").

ARTICLE II

The address of the registered office of the Corporation in the State of Texas is 815 Brazos St., Ste 500, Austin, Texas 78701. The name of the registered agent at such address is Incorp Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Texas Business Organizations Code ("***TBOC***").

ARTICLE IV

10,000-for-1 Stock Split. Without any further action on the part of any stockholders of the Corporation, effective March 29, 2024 (the "Stock Split Effective Date"), each one (1) share of issued and outstanding Common Stock and Series A Preferred Stock shall be split and reconstituted into 10,000 shares of its respective class of stock (the "Split"). Each outstanding stock certificate or notice of issue of the Corporation, which represented one or more shares of Corporation stock, shall immediately after the Split represent that number of shares of Corporation stock equal to the quotient obtained by multiplying (x) the number of shares of stock represented on such certificates by (y) ten-thousand (10,000).

Classes of Stock. The Corporation is authorized to issue two classes of stock, designated "***Common Stock***" and "*Series A Preferred Stock~~Preferred Stock~~*," each with a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation is authorized to issue is 15,000,000 shares. The total number of shares of Series A Preferred StockPreferred Stock that the Corporation is authorized to issue is up to 3,500,000 shares. Series A Preferred Stock may be referenced hereafter as the "Preferred Stock" generally.

The Preferred Stock may be issued from time to time in one or more series. The first series of Preferred Stock consisted of 1,520,000 shares and shall be designated "***Series A Preferred Stock***." As used herein, the term "***Preferred Stock***" without designation shall refer to shares of the Corporation's Preferred Stock including the Series A Preferred Stock.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Formation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Formation or pursuant to the TBOC. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of the Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Formation) the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote.

B. PREFERRED STOCK:

1. **Dividends.** No dividends shall be paid on any share of Common Stock unless dividends are simultaneously paid with respect to each outstanding share of Series A Preferred Stock on a pro rata, as converted to Common Stock basis, as adjusted for any stock splits, reverse stock splits, stock dividends and similar recapitalization events (each a "***Recapitalization Event***").

2. **Liquidation Preference.** In the event of a Deemed Liquidation Event (as defined below), the assets and funds of the Corporation legally available for distribution to shareholders shall be distributed as follows:

(a) First, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its shareholders, before any payment or distribution of such assets shall be made in respect of the Corporation's Common Stock, an amount per share of Series A Preferred Stock equal to the Original Price, plus all declared and unpaid dividends on such shares to the date fixed for such distribution. If, upon the occurrence of such event, the assets of the Corporation legally available for distribution are insufficient to permit the payment to the holders of Series A Preferred Stock of the full preferential amounts described in this Section 2(a), then the entire assets legally available for distribution to shareholders shall be distributed to the holders of the Series A Preferred Stock ratably in proportion to the full preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 2(a). The "***Original Price***" shall mean the purchase price$6,578.94737 per share of Series A Preferred Stock as set forth in the respective Purchase Agreement, subject to appropriate adjustment in the event of any Recapitalization Event with respect to the Series A Preferred Stock.

(b) After the full preferential amounts due the holders of Series A Preferred Stock pursuant to Section 2(a) have been paid, the remaining assets of the Corporation legally available for distribution to its shareholders, if any, shall be distributed to the holders of Common Stock and Series A Preferred Stock pro rata based on the number of shares held by each such holder on an as-converted basis.

(c) Each of the following events shall be deemed to be a "***Deemed Liquidation Event***" as that term is used in this Amended and Restated Certificate of Formation unless the holders of at least a majority of the outstanding shares of the Preferred Stock elect otherwise by written notice sent to the Corporation at least twenty (20) days prior to the effective date of any such event: (i) the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, (ii) a merger or consolidation of the Corporation into or with another entity after which the shareholders of the Corporation immediately prior to such transaction do not own, immediately following the consummation of the transaction by virtue of their shares in the Corporation or securities received in exchange for such shares in connection with the transaction, a majority of the voting power of the surviving entity in proportions substantially similar to those that existed immediately prior to such transaction, (iii) the sale, transfer, or issuance by the Corporation, or the sale or transfer by the Corporation's shareholders other than a sale or transfer by the shareholders to existing shareholders of the Corporation or affiliated parties of such existing shareholders, in either case, of more than fifty percent (50%) of the voting power of the Corporation in a transaction or series of related transactions other than in a transaction or series of transactions effected by the Corporation primarily for financing purposes, and (iv) the sale, transfer, lease, exclusive license (other than in the ordinary course of the Corporation's business), or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets or intellectual property of the Corporation (other than to a wholly-owned subsidiary). Notwithstanding the foregoing, neither (A) a merger effected exclusively for the purpose of changing the domicile of the Corporation nor (B) the sale of shares of capital stock of the Corporation in a transaction or series of related transactions effected primarily for equity financing purposes shall be deemed a Deemed Liquidation Event.

(d) In the event of any Deemed Liquidation Event of the Corporation involving the distribution of assets other than cash to the shareholders of the Corporation, the value of the assets to be distributed shall be determined as follows:

(i) In the case of securities that are not subject to investment letter or other similar restrictions on free tradability,

(A) if traded on a national securities exchange or through the Nasdaq Global Market, the value shall be deemed to be the average of the closing prices of the securities over the ten (10) day period ending three days prior to the closing;

~~(B)~~ if actively traded over-the-counter, the value shall be deemed to be the average of (i) the average of the last bid and ask prices or (ii) the closing sale prices (whichever is applicable) over the thirty (30) day period ending three (3) trading days prior to the closing; and

~~(C)~~(B) if there is no active public market, the value shall be the fair market value thereof, as determined by the board of directors of the Corporation (the "***Board of Directors***") in the good faith exercise of its reasonable judgment.

(ii) In the case of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate), the value shall be based on an appropriate discount from the market value determined as above in Section 2(d)(i) to reflect the approximate fair market value thereof, as determined by the Board of Directors in the good faith exercise of its reasonable judgment.

(iii) In the case of any other property, the value shall be equal to the property's fair market value, as determined by the Board of Directors in the good faith exercise of its reasonable judgment.

(iv) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Deemed Liquidation Event may be superseded by any determination of such value set forth in the definitive agreements governing such Deemed Liquidation Event.

3. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows:

(a) **Right to Convert.** Each share of the Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for the Preferred Stock and without the payment of additional consideration by the holder thereof, into fully paid and nonassessable shares of Common Stock. Each share of Preferred Stock may be converted into the number of shares of Common Stock equal to the Original Price divided by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price for the Preferred Stock shall initially be equal to the Original Price, subject to adjustment as provided in Section 3(d) below (the "***Conversion Price***").

(b) **Automatic Conversion.** Each share of the Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock, at the then effective Conversion Price, upon (i) the vote or written consent of the holders of a majority of the voting power represented by the then outstanding shares of the Preferred Stock (voting together as a single class on an as-converted basis) or (ii) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock with aggregate gross proceeds to the Corporation (net of underwriters' commissions and expenses) of not less than

$15,000,000 (a "***Qualified IPO***").

(c) **Mechanics of Conversion.** Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder of certificated shares shall surrender the certificate or certificates therefor, duly endorsed (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a reasonably acceptable lost certificate affidavit and indemnity undertaking), at the headquarters of the Corporation or of any transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and the number of shares of Preferred Stock it so elects to convert and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion upon a Qualified IPO pursuant to Section 3(b)(ii) above). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates (to the extent certificated) for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted (except that, in the case of an automatic conversion upon a Qualified IPO pursuant to Section 3(b)(ii) above, such conversion shall be deemed to have been made immediately prior to the closing of the Qualified IPO) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon the occurrence of either of the events specified in Section 3(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and shall be treated for all purposes as the record holders of such shares of Common Stock as of such date, whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above (as applicable), or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement reasonably satisfactory to the Corporation to indemnify the Corporation against any loss incurred by it in connection with such certificates.

(d) **Adjustments to Conversion Price for Dilutive Issuances.**

(i) **Special Definitions.** For purposes of this Section 3(d), the following definitions shall apply:

(A) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 3(d)(ii) below, deemed to be issued) by the Corporation after the Original Issue Date, other than the securities described in the following items (1) through (7) (such securities collectively, the "***Exempted Securities***"):

(1) shares of Common Stock issued upon conversion of Preferred Stock;

(2) shares of capital stock issued, issuable or deemed issued upon the exercise or conversion of any securities outstanding on the Original Issue Date or issued in connection with the Corporation's sale and issuance of Preferred Stock, and any shares of Common stock issued or issuable upon subsequent conversion thereof;

(3) shares of Common Stock or Options therefor (as adjusted for any Recapitalization Event with respect to the Common Stock) issued or issuable to officers, directors or employees of, or consultants to, the Corporation pursuant to any stock purchase agreement, stock option plan or agreement or other stock incentive plan or agreement or similar arrangement approved by the Corporation's Board of Directors;

(4) shares of Common Stock, Options, Convertible Securities or other securities (as adjusted for any Recapitalization Event) issued in connection with a merger to which the Corporation is a party or the acquisition by the Corporation of voting securities or assets of another business in a transaction approved by the Corporation's Board of Directors;

(5) shares of Common Stock, Options, Convertible Securities or other securities (as adjusted for any Recapitalization Event) issued to banks, financial institutions, equipment lessors, landlords, business partners or other entities in connection with commercial credit arrangements, equipment financings, real estate transactions, joint ventures or other partnering or commercial arrangements or similar transactions, that are (i) not primarily for equity financing purposes and (ii) approved by the Corporation's Board of Directors;

(6) shares of Common Stock issued or issuable upon a Recapitalization Event, the conversion or exercise of any Options or Convertible Securities, as a dividend or distribution on Preferred Stock; or

(7) shares of Common Stock issued pursuant to an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

(B) "***Convertible Securities***" shall mean any evidences of indebtedness, Options, shares of Preferred Stock or other securities convertible into or exchangeable for Common Stock.

(C) "***Options***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (as defined below).

(D) "***Original Issue Date***" shall mean the date on which shares of the Preferred Stock are first issued by the Corporation.

(ii) **Deemed Issue of Additional Shares of Common Stock.** In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the following provisions shall apply:

(A) The maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities shall be deemed to have been issued as of the time of the issuance of such Option or Convertible Security or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) Except as provided in paragraphs (C) and (D) below, no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities.

(C) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change resulting from the antidilution provisions of such Options or Convertible Securities), the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities; provided, however, that such recomputed Conversion Price shall not exceed the Conversion Price that would have been in effect had the original issuance of Options or Convertible Securities not been deemed to constitute an issuance of Additional Shares of Common Stock.

(D) Upon the expiration of any such Options or Convertible Securities, the Conversion Price, to the extent in any way affected by or computed using such Options or Convertible Securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock actually issued upon the exercise of such Options or Convertible Securities.

(iii) **Determination of Consideration.** For purposes of this Section 3(d), the consideration received by the Corporation for the issuance (or deemed issuance) of any Additional Shares of Common Stock shall be computed as follows:

(A) **Cash and Property.** Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof;

(2) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined by the Board of Directors in the good faith exercise of its reasonable business judgment; and

(3) in the event Additional Shares of Common Stock are issued together with other securities or other assets of the Corporation for consideration that

covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined by the Board of Directors in the good faith exercise of its reasonable business judgment.

(B) **Options and Convertible Securities.** The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3(d) relating to Options and Convertible Securities shall be equal to:

(1) the total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, divided by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(iv) **Other Adjustments to Conversion Price.**

(A) **Subdivisions, Combinations or Consolidations of Common Stock.** In the event the outstanding shares of Common Stock shall be subdivided, combined or consolidated, by stock split, reverse stock split or similar event, into a greater or lesser number of shares of Common Stock after the Original Issue Date, the Conversion Price in effect immediately prior to such subdivision, combination or consolidation shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

(B) **Common Stock Dividends and Distributions.** If, after the Original Issue Date, the Corporation at any time or from time to time issues, or fixes a record date for determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then in each such event, as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, the Conversion Price that is then in effect shall be decreased by multiplying the Conversion Price then in effect by a fraction, (x) the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (y) the denominator of which is the number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend or distribution is not paid in full on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 3(d)(iv)(B) to reflect the actual payment of such dividend or distribution.

(C) **Other Distributions.** In case the Corporation shall distribute to holders of its Common Stock shares of its capital stock (other than shares of Common Stock and other than as otherwise subject to adjustment pursuant to this Section 3(d)), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), or shall fix a record date for determination of holders of Common Stock entitled to receive such a distribution, then, in each such case, provision shall be made so that the holders of Preferred Stock shall be entitled to receive, upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the distribution that they would have received had their Preferred Stock been converted into Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such distribution receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3 with respect to the rights of the holders of the Preferred Stock.

(D) **Recapitalizations and Reorganizations.** In the case of any capital recapitalization or reorganization (other than a subdivision, combination or other recapitalization provided for elsewhere in this Section 3 or a Deemed Liquidation Event provided for in Section 2), or the fixing of any record date for determination of holders of Common Stock affected by such recapitalization or reorganization, provision shall be made so that the holders of Preferred Stock shall be entitled to receive, upon conversion thereof, the type and number of shares of stock or other securities or property of the Corporation or otherwise that they would have received had their Preferred Stock been converted into Common Stock on the date of such event (or on the record date with respect thereto, if such record date is fixed) and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such shares of stock or other securities or property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 3 with respect to the rights of the holders of the Preferred Stock.

(e) **Certificate as to Adjustments.** Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of a share of the certificated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based including the consideration received for any Additional Shares of Common Stock issued. The Corporation shall, upon the written request at any time of any holder of the certificated Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect for the Preferred Stock and (iii) the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon the conversion of a share of such series of the Preferred Stock.

(f) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of shares of the Preferred Stock. The number of whole shares issuable to each holder of the Preferred Stock upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of the Preferred Stock. Any fractional shares resulting from such conversion shall be rounded down to the nearest whole share on a certificate-by-certificate basis.

(g) **Notices of Record Date.** In the event (i) the Corporation shall set a record date for the purpose of entitling the holders of its capital stock to receive a dividend or other distribution (other than a cash dividend), (ii) of any capital reorganization, reclassification or recapitalization (other than a subdivision or combination of its outstanding shares of Common Stock), or (iii) of a Deemed Liquidation Event pursuant to Section 2, then, and in any such case, the Corporation shall cause to be mailed to each holder of record of the Preferred Stock at the address of record of such shareholder as set forth on the Corporation's books, at least twenty (20) days prior to the earliest date hereinafter specified, a notice stating the material terms of the proposed transaction and the date on which (x) a record is to be taken for the purpose of such dividend or distribution or (y) such reorganization, reclassification, recapitalization or Deemed Liquidation Event is to take place and the date, if any is to be fixed, as of which holders of capital stock of record shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, recapitalization or Deemed Liquidation Event; *provided, however*, that such notice period may be shortened upon the written consent of holders of Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class on an as-converted basis). If any material change in the facts set forth in the written notice shall occur, the Corporation shall promptly give written notice of such material change to each holder of shares of the Preferred Stock.

(h) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. **Voting Rights.**

Common Stock. Each holder of Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote and not as a separate class, except as otherwise provided herein or those matters required by law to be submitted to a class vote.

(b) **Election of Directors.** At each election of directors of the Corporation, (i) for so long as any shares of the Preferred Stock remain outstanding, the holders of the Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director and (ii) the holders of Common Stock, voting as a separate class and excluding any Common Stock issued or issuable upon the conversion of the Preferred Stock, shall be entitled to elect four (4) directors. Any director elected as provided in the preceding sentence may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. In the case of any vacancy (other than a vacancy caused by removal) in the office of a director occurring among the directors elected by the holders of a class or series of stock pursuant to this Section 4(b), the remaining directors so elected by that class or series may by affirmative vote of a majority thereof (or if there are no such directors remaining, by the vote or written consent of the holders of the shares of that class or series), elect a successor or successors to hold office for the unexpired term of the director or directors whose place or places shall be vacant; *provided, however*, that where such vacancy occurs among the directors elected by the holders of one or more classes or series of stock (voting together as a single class), the holders of shares of such classes or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's shareholders or (ii) written consent, if the consenting shareholders hold a sufficient number of shares to elect their designee at a meeting of the Corporation's shareholders.

5. **Protective Provisions.** So long as shares of Series A Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following, without first obtaining the affirmative vote or written consent of the holders of a majority of the then outstanding shares of the Series A Preferred Stock, voting as a single class:

(a) amend, alter, or repeal any provision of (i) this Amended and Restated Certificate of Formation or (ii) the Corporation's Bylaws so as to adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock;

(b) redeem, purchase or otherwise acquire any shares of Common Stock or Preferred Stock other than in connection with (i) the repurchase of Common Stock at the original purchase price from employees, officers, directors, consultants or other service providers pursuant to agreements providing for such repurchase upon termination of employment or service to the Corporation, or (ii) the exercise of a contractual right of first refusal entitling the Corporation to purchase such shares upon substantially the same terms offered by a third party, in each case as approved by the Board of Directors;

(c) decrease the size of the Board of Directors; or

(d) consummate any Deemed Liquidation Event unless, in connection with the Deemed Liquidation Event, the holders of the Series A Preferred Stock receive with respect to each share of Series A Preferred Stock at least the Original Price, plus all declared and unpaid dividends on such shares to the date fixed for such Deemed Liquidation Event.

6. **Status of Converted or Redeemed Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 3 hereof, or otherwise acquired by the Corporation, the shares so converted or acquired shall be canceled and shall not be issuable by the Corporation, and the Amended and Restated Certificate of Formation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

7. **Residual Rights.** All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested in the Common Stock.

ARTICLE V

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Formation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws of the Corporation so provide.

2. The Board of Directors of the Corporation shall consist of five (5) directors. The name and address of the directors as of the date of this Amended and Restated Certificate of Formation are as follows:

James Smith, PhD, MBA
4520 FM 974
Bryan Texas 77808

Frank Austin, PhD, DVM
2151 Silver Ridge Rd
Starkville, MS 39759

Shien Lu, PhD
135 Canna Ave
Starkville, MS 39759

Steve Pruett, PhD
103 Laurel West Cove
Starkville, MS 39759

Timothy Hiebert, MD, DVM
3418 Main Street
Moss Point, MS 39563

ARTICLE VI

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation, subject to the limitations set forth herein. The shareholders shall also have power to make, adopt, amend, alter or repeal the Bylaws of the Corporation.

ARTICLE VII

To the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions of this Article VII, or the adoption of any provision of the Amended and Restated Certificate of Formation inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions occurring prior to, such repeal or modification.

ARTICLE VIII

To the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended, the Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of the Corporation (and any other persons to which the TBOC permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, the affirmative vote of shareholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the TBOC, subject only to limits created by applicable law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its shareholders and others.

Any repeal or modification of the foregoing provisions of this Article VIII, or the adoption of any provision of the Amended and Restated Certificate of Formation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director, officer, agent or other person with respect to any acts or omissions of such director, officer, agent or other person occurring prior to, such repeal or modification.

ARTICLE IX

Subject to the provisions hereof, the Corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Formation in any manner now or hereafter permitted by law, and the rights conferred upon the shareholders of the Corporation herein are granted subject to this reservation.

ARTICLE X

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, shareholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * *

Each new amendment set forth in this Amended and Restated Certificate of Formation has been made in accordance with the TBOC. This Amended and Restated Certificate of Formation has been duly adopted by the board of directors and shareholders of the Corporation in accordance with the TBOC.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Formation on this ~~27th~~ 29th day of ~~July~~ March, 2024~~2016~~.

SANO CHEMICALS, INC.

By: /s/ James L Smith

James L Smith
President